================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

                               (AMENDMENT NO. 24)

                                  PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 34
                                       TO
                                 SCHEDULE 13D++
                                      AND
                                AMENDMENT NO. 11
                                       TO
                                SCHEDULE 13D++++
                            ------------------------

                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)

                                CSX CORPORATION
                          NORFOLK SOUTHERN CORPORATION
                            GREEN ACQUISITION CORP.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT AVAILABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

MARK G. ARON                                        JAMES C. BISHOP, JR.
  CSX CORPORATION                                   NORFOLK SOUTHERN CORPORATION
  ONE JAMES CENTER                                  THREE COMMERCIAL PLACE
  901 EAST CARY STREET                              NORFOLK, VIRGINIA 23510
  RICHMOND, VIRGINIA 23219-4031                     TELEPHONE: (757) 629-2750
  TELEPHONE: (804) 782-1400

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)
                                WITH A COPY TO:

PAMELA S. SEYMON                                    RANDALL H. DOUD
  WACHTELL, LIPTON, ROSEN & KATZ                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
  51 WEST 52ND STREET                               919 THIRD AVENUE
  NEW YORK, NEW YORK 10019                          NEW YORK, NEW YORK 10022
  TELEPHONE: (212) 403-1000                         TELEPHONE: (212) 735-3000

                            ------------------------
                           CALCULATION OF FILING FEE
================================================================================

     TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
---------------------------------      ---------------------------------
         $8,396,903,710                           $1,679,381

================================================================================

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 73,016,554 Shares of Common Stock, par value $1.00 per share, and Series A ESOP Convertible Junior Preferred Stock, without par value, of Conrail Inc. at $115 net per Share in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Green Acquisition Corp. for such number of Shares.
 ++ of CSX Corporation and Green Acquisition Corp.
++++ of Norfolk Southern Corporation
                            ------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                  Total Amount Previously Paid: $2,014,438.59

Amount Previously Paid:           $403,586.59                       Amount Previously Paid:           $1,610,852
Form or Registration No.:         Schedule 14D-1                    Form or Registration No.:         333-19523
Filing Party:                     CSX Corporation and Green         Filing Party:                     CSX Corporation
                                  Acquisition Corp.
Date Filed:                       December 6, 1996                  Date Filed:                       January 10, 1997

================================================================================

                                 SCHEDULE 14D-1

------------------------------                                                       ------------------------------
      CUSIP NO. 208368 10 0                                                                  PAGE 1 OF 4 PAGES
------------------------------                                                       ------------------------------
--------------------------------------------------------------------------------------------------------------

         1       NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 NORFOLK SOUTHERN CORPORATION (E.I.N.: 52-1188014)
--------------------------------------------------------------------------------------------------------------
         2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [X]
                 (b) [ ]
--------------------------------------------------------------------------------------------------------------
         3       SEC USE ONLY
--------------------------------------------------------------------------------------------------------------

         4       SOURCE OF FUNDS
                 BK, WC, OO
--------------------------------------------------------------------------------------------------------------

         5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(e) or 2(f)                                                        [ ]
--------------------------------------------------------------------------------------------------------------

         6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 VIRGINIA
--------------------------------------------------------------------------------------------------------------

         7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 8,200,100 Common Shares*
--------------------------------------------------------------------------------------------------------------
         8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                [X]
--------------------------------------------------------------------------------------------------------------

         9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 9.9% of Outstanding Common Shares*
--------------------------------------------------------------------------------------------------------------

        10       TYPE OF REPORTING PERSON
                 HC and CO
--------------------------------------------------------------------------------------------------------------

---------------
* Excludes 17,775,124 Common Shares beneficially owned by CSX Corporation which Norfolk Southern Corporation may be deemed to beneficially own by reason of the CSX/NSC Letter Agreement referred to herein.

                                 SCHEDULE 14D-1

------------------------------                                                       ------------------------------
      CUSIP NO. 208368 10 0                                                                  PAGE 2 OF 4 PAGES
------------------------------                                                       ------------------------------
--------------------------------------------------------------------------------------------------------------

         1       NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 ATLANTIC ACQUISITION CORPORATION (E.I.N.: 54-1823555)
--------------------------------------------------------------------------------------------------------------
         2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [X]
                 (b) [ ]
--------------------------------------------------------------------------------------------------------------
         3       SEC USE ONLY
--------------------------------------------------------------------------------------------------------------

         4       SOURCE OF FUNDS
                 AF
--------------------------------------------------------------------------------------------------------------
         5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(e) or 2(f)                                                        [ ]
--------------------------------------------------------------------------------------------------------------

         6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 PENNSYLVANIA
--------------------------------------------------------------------------------------------------------------

         7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 8,200,000 Common Shares*
--------------------------------------------------------------------------------------------------------------
         8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                  [ ]
--------------------------------------------------------------------------------------------------------------

         9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 9.9% of outstanding Common Shares*
--------------------------------------------------------------------------------------------------------------

        10       REPORTING PERSON
                 CO
--------------------------------------------------------------------------------------------------------------

---------------
* Excludes 17,775,124 Common Shares beneficially owned by CSX Corporation which Norfolk Southern Corporation may be deemed to beneficially own by reason of the CSX/NSC Letter Agreement referred to herein.

                                 SCHEDULE 14D-1

------------------------------                                                       ------------------------------
      CUSIP NO. 208368 10 0                                                                  PAGE 3 OF 4 PAGES
------------------------------                                                       ------------------------------
--------------------------------------------------------------------------------------------------------------

         1       NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 CSX CORPORATION
--------------------------------------------------------------------------------------------------------------
         2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [X]
                 (b) [ ]
--------------------------------------------------------------------------------------------------------------
         3       SEC USE ONLY
--------------------------------------------------------------------------------------------------------------

         4       SOURCE OF FUNDS
                 BK, WC, 00
--------------------------------------------------------------------------------------------------------------
         5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(e) or 2(f)                                                       [ ]
--------------------------------------------------------------------------------------------------------------

         6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 VIRGINIA
--------------------------------------------------------------------------------------------------------------

         7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 17,775,124 Common Shares.* See Section 13 of the Offer to Purchase, dated December 6,
                 1996 filed and all amendments thereto
--------------------------------------------------------------------------------------------------------------
         8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                [X]
--------------------------------------------------------------------------------------------------------------

         9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 Approximately 19.9% of outstanding Shares.*
--------------------------------------------------------------------------------------------------------------

        10       REPORTING PERSON
                 HC and CO
--------------------------------------------------------------------------------------------------------------

---------------
* Excludes 17,775,124 Common Shares beneficially owned by Norfolk Southern Corporation which CSX Corporation may be deemed to beneficially own by reason of CSX/NSC Letter Agreement referred therein.

                                 SCHEDULE 14D-1

------------------------------                                                       ------------------------------
      CUSIP NO. 208368 10 0                                                                  PAGE 4 OF 4 PAGES
------------------------------                                                       ------------------------------
--------------------------------------------------------------------------------------------------------------

         1       NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 GREEN ACQUISITION CORP.
--------------------------------------------------------------------------------------------------------------
         2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [X]
                 (b) [ ]
--------------------------------------------------------------------------------------------------------------
         3       SEC USE ONLY
--------------------------------------------------------------------------------------------------------------

         4       SOURCE OF FUNDS
                 AF
--------------------------------------------------------------------------------------------------------------
         5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(e) or 2(f)                                                        [
                 ]
--------------------------------------------------------------------------------------------------------------

         6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 PENNSYLVANIA
--------------------------------------------------------------------------------------------------------------

         7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 17,775,124 Common Shares.*
--------------------------------------------------------------------------------------------------------------
         8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                [X]
--------------------------------------------------------------------------------------------------------------

         9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 19.9% of outstanding Shares.*
--------------------------------------------------------------------------------------------------------------

        10       REPORTING PERSON
                 CO
--------------------------------------------------------------------------------------------------------------

---------------
* Excludes 18,200,100 Common Shares beneficially owned by Norfolk Southern Corporation which CSX Corporation may be deemed to beneficially own by reason of the CSX/NSC Letter Agreement referred to herein.

     This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on December 6, 1996, as previously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corporation, CSX Corporation, a Virginia corporation ("Parent" or "CSX"), and Norfolk Southern Corporation, a Virginia Corporation ("NSC") to purchase all shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated common stock purchase rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1996, the Supplement thereto, dated December 19, 1996 (the "First Supplement"), the Second Supplement thereto, dated March 7, 1997 (the "Second Supplement"), and the Third Supplement thereto, dated April 10, 1997 (the "Third Supplement"), and the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $115 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement and the Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Item 1(b) is hereby amended and supplemented by reference to the Introduction to the Third Supplement, which Section is incorporated herein by reference.

     Item 1(c) is hereby amended and supplemented by reference to Section 2 of the Third Supplement, which Section is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and supplemented by reference to Section 4 and Schedule A of the Third Supplement, which Section is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3(a) is hereby amended and supplemented by reference to Section 3 of the Third Supplement, which Section is hereby incorporated by reference.

     Item 3(b) is hereby amended and supplemented by reference to Section 4 and
Section 6 of the Third Supplement, which Section is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4(a) is hereby amended and supplemented by reference to Section 5 of the Third Supplement, which Section is incorporated herein by reference.

     Item 4(b) is hereby amended and supplemented by reference to Section 5 of the Third Supplement, which Section is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 is hereby amended and supplemented by reference to Section 7 and
Section 8 of the Third Supplement, which Section is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6(a) is hereby amended and supplemented by reference to the Introduction to and Section 4 of the Third Supplement, which Section is incorporated herein by reference.

     Item 6(b) is hereby amended and supplemented by reference to Section 4 of the Third Supplement, which Section is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is hereby amended and supplemented by reference to Section 8 of the Third Supplement, which Section is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Item 8 is hereby amended and supplemented by reference to Section 11 of the Third Supplement, which Section is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Item 9 is hereby amended and supplemented by reference to Section 4 of the Third Supplement, which Section is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(b) is hereby amended and supplemented by reference to Section 10 of the Third Supplement, which Section is incorporated herein by reference.

     Item 10(e) is hereby amended and supplemented by reference to Section 10 of the Third Supplement, which Section is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

   (a)(37) Text of Press Release issued by CSX and NSC on April 8, 1997.
   (a)(38) Third Supplement to Offer to Purchase, dated April 10, 1997.
   (a)(39) Revised Letter of Transmittal circulated with the Third Supplement.
   (a)(40) Revised Notice of Guaranteed Delivery circulated with the Third Supplement.
   (b) (2) Credit Agreement, dated as of February 10, 1997, by and among NSC, Morgan Guaranty
           Trust Company of New York, as administrative agent, Merrill Lynch Capital
           Corporation, as documentation agent, and the banks from time to time parties thereto (incorporated by reference to Exhibit (b)(2) of NSC's and Atlantic
           Acquisition Corporation's Tender Offer Statement on Schedule 14D-1, dated February
           12, 1997).
   (c)(10) Deleted.
   (c)(14) Letter Agreement between CSX and NSC, dated April 8, 1997.
   (c)(15) Fourth Amendment to Agreement and Plan of Merger, dated as of April 8, 1997, by and among CSX, Purchaser and the Company.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CSX CORPORATION

                                          By: /s/ MARK G. ARON

                                            ------------------------------------
                                          Name: Mark G. Aron
                                          Title: Executive Vice President --
                                             Law and Public Affairs

Dated: April 10, 1997

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          NORFOLK SOUTHERN CORPORATION

                                          By: /s/ JAMES C. BISHOP, JR.

                                          --------------------------------------
                                          Name: James C. Bishop, Jr.
                                          Title: Executive Vice President-Law

Dated: April 10, 1997

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          ATLANTIC ACQUISITION CORPORATION

                                          By: /s/ JAMES C. BISHOP, JR.
                                          --------------------------------------
                                          Name: James C. Bishop, Jr.
                                          Title: Vice President and General
                                          Counsel

Dated: April 10, 1997

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          GREEN ACQUISITION CORP.

                                          By: /s/ MARK G. ARON

                                            ------------------------------------
                                          Name: Mark G. Aron
                                          Title: General Counsel and Secretary

Dated: April 10, 1997

                                 EXHIBIT INDEX

EXHIBIT
  NO.
--------
*(a)(1)      Offer to Purchase, dated December 6, 1996.
*(a)(2)      Letter of Transmittal.
*(a)(3)      Notice of Guaranteed Delivery.
*(a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.
*(a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
             and Other Nominees.
*(a)(6)      Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9.
*(a)(7)      Tender Offer Instructions for Participants of Conrail Inc. Dividend Reinvestment
             Plan.
*(a)(8)      Text of Press Release issued by Parent and the Company on December 6, 1996.
*(a)(9)      Form of Summary Advertisement, dated December 6, 1996.
*(a)(10)     Text of Press Release issued by Parent on December 5, 1996.
*(a)(11)     Text of Press Release issued by Parent and the Company on December 10, 1996.
*(a)(12)     Text of Advertisement published by Parent and the Company on December 10, 1996.
*(a)(13)     Text of Press Release issued by Parent on December 11, 1996.
*(a)(14)     Text of Advertisement published by Parent and the Company on December 12, 1996.
*(a)(15)     Supplement to Offer to Purchase, dated December 19, 1996.
*(a)(16)     Revised Letter of Transmittal.
*(a)(17)     Revised Notice of Guaranteed Delivery.
*(a)(18)     Text of Press Release issued by Parent and the Company on December 19, 1996.
*(a)(19)     Letter from Parent to shareholders of the Company, dated December 19, 1996.
*(a)(20)     Text of Press Release issued by Parent on December 20, 1996.
*(a)(21)     Text of Press Release issued by Parent and the Company on January 9, 1997.
*(a)(22)     Text of Press Release issued by Parent and the Company on January 13, 1997.
*(a)(23)     Text of Press Release issued by Parent and the Company on January 15, 1997.
*(a)(24)     Text of Press Release issued by Parent on January 17, 1997.
 (a)(25)     Deleted.
*(a)(26)     Text of Letter issued by Parent and the Company dated January 22, 1997.
*(a)(27)     Text of Advertisement published by Parent and the Company on January 29, 1997.
*(a)(28)     Text of Press Release issued by Parent and the Company on January 31, 1997.
*(a)(29)     Text of Press Release issued by Parent on February 14, 1997.
*(a)(30)     Text of Press Release issued by Parent on March 3, 1997.
*(a)(31)     Second Supplement to Offer to Purchase, dated March 7, 1997.
*(a)(32)     Revised Letter of Transmittal.
*(a)(33)     Revised Notice of Guaranteed Delivery.
*(a)(34)     Text of Press Release issued by Parent on March 7, 1997.
*(a)(35)     Form of Summary Advertisement, dated March 10, 1997.
*(a)(36)     Letter from Parent to employees of the Company, published on March 12, 1997.
 (a)(37)     Text of Press Release issued by CSX and NSC on April 8, 1997.
 (a)(38)     Third Supplement to Offer to Purchase, dated April 10, 1997.
 (a)(39)     Revised Letter of Transmittal circulated with the Third Supplement.
 (a)(40)     Revised Notice of Guaranteed Delivery circulated with the Third Supplement.

EXHIBIT
  NO.
--------
*(b)(1)      Credit Agreement, dated November 15, 1996 (incorporated by reference to Exhibit
             (b)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as
             amended, dated October 16, 1996).
 (b)(2)      Credit Agreement, dated as of February 10, 1997, by and among NSC, Morgan
             Guaranty Trust Company of New York, as administrative agent, Merrill Lynch
             Capital Corporation, as documentation agent, and the banks from time to time parties thereto (incorporated by reference to NSC's and Atlantic Acquisition
             Corporation's Tender Offer Statement on Schedule 14D-1, dated February 12,
             1997).
*(c)(1)      Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent,
             Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated
             October 16, 1996).
*(c)(2)      Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorporated by reference to Exhibit (c)(2) to Parent and
             Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October
             16, 1996).
*(c)(3)      Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorporated by reference to Exhibit (c)(3) to Parent and
             Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October
             16, 1996).
*(c)(4)      Voting Trust Agreement, dated as of October 15, 1996, by and among Parent,
             Purchaser and Deposit Guaranty National Bank (incorporated by reference to
             Exhibit (c)(4) to Parent and Purchaser's Tender Offer Statement on Schedule
             14D-1, as amended, dated October 16, 1996).
*(c)(5)      First Amendment to Agreement and Plan of Merger, dated as of November 5, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to
             Exhibit (c)(7) to Parent and Purchaser's Tender Offer Statement on Schedule
             14D-1, as amended, dated October 16, 1996).
*(c)(6)      Second Amendment to Agreement and Plan of Merger, dated as of December 18, 1996, by and among Parent, Purchaser and the Company.
*(c)(7)      Form of Amended and Restated Voting Trust Agreement.
 (c)(8)      Deleted.
*(c)(9)      Text of STB Decision No. 5 of STB Finance Docket No. 33220, dated January 8,
             1997.
 (c)(10)     Deleted.
*(c)(11)     Text of opinion of Judge Donald VanArtsdalen of the United States District Court
             for the Eastern District of Pennsylvania as delivered from the bench on January
             9, 1997.
*(c)(12)     Third Amendment to Agreement and Plan of Merger, dated as of March 7, 1997, by and among Parent, Purchaser and the Company.
*(c)(13)     Form of Amended and Restated Voting Trust Agreement.
 (c)(14)     Letter Agreement between CSX and NSC, dated April 8, 1997.
 (c)(15)     Fourth Amendment to Agreement and Plan of Merger, dated as of April 8, 1997, by and among CSX, Purchaser and the Company.
 (d)         Not applicable.
 (e)         Not applicable.
 (f)         Not applicable.

---------------
* Previously filed.